NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

Three and nine month periods ended September 30, 2010 and 2009

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Balance Sheets

Unaudited

(Expressed in United States dollars)

	Note	September 30, 2010	December 31, 2009 (note 12)	January 1, 2009 (note 12)

Assets

Current assets:
Cash and cash equivalents		$74,786,223	$29,066,637	$40,655,348
Available-for-sale investment	3	725,593	1,283,730	290,969
Accounts receivable and prepaids	4	13,903,273	3,200,506	1,841,612
Inventory	5	6,783,783	2,275,711	207,290
		96,198,872	35,826,584	42,995,219

Property, plant and equipment	6	244,852,606	154,120,069	71,018,861

		$341,051,478	$189,946,653	$114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,516,219	$13,080,482	$10,312,079
		13,516,219	13,080,482	10,312,079

Non-current liabilities:
Derivative financial liability		-	-	282,778
Provision for closure and reclamation	7	4,940,000	410,000	-
Amounts related to non-controlling interest	8	123,189,944	81,804,805	38,530,955
		128,129,944	82,214,805	38,813,733

Equity:
Share capital	9	387,980,452	270,133,417	237,846,679
Share-based payments reserve		9,258,661	6,797,177	7,608,331
Accumulated other comprehensive income		658,759	1,052,036	-
Deficit		(194,644,959)	(183,150,600)	(180,566,742)
Equity attributable to owners of the Company		203,252,913	94,832,030	64,888,268

Non-controlling interest	8(a),12(b)	(3,847,598)	(180,664)	-
		199,405,315	94,651,366	64,888,268
		$341,051,478	$189,946,653	$114,014,080

See accompanying notes to condensed consolidated interim financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Unaudited

(Expressed in United States dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2010	2009 (note 12)	2010	2009 (note 12)

Operating costs and expenses:
Depreciation and amortization		$1,055	$3,060	$3,418	$5,651
Foreign exchange loss		936,774	101,943	1,173,997	515,392
Office and administration		431,280	373,259	1,719,598	999,841
Share-based payments		2,386,193	372,147	4,406,526	910,579
Wages and salaries		366,858	289,593	939,783	927,077

Loss from operations		(4,122,160)	(1,140,002)	(8,243,322)	(3,358,540)

Finance costs:
Recovery (write-off) of deferred finance costs	6	2,475,897	-	(8,582,969)	-
Gain on derivative financial liability	12(a)	-	2,422	-	279,345
Interest income (expense)		30,051	(59,405)	104,353	(36,042)
Royalty income		316,336	182,996	769,633	221,137
Other income (expense)	3	-	-	716,224	(45,112)
Loss for the period		(1,299,876)	(1,013,989)	(15,236,081)	(2,939,212)

Other comprehensive income (loss)		318,369	103,764	(393,277)	581,639

Comprehensive loss		$(981,507)	$(910,225)	$(15,629,358)	$(2,357,573)

Income (loss) for the period attributable to:
Owners of the Company		$(2,140,279)	$(970,897)	$(11,569,147)	$(2,731,929)
Non-controlling interest		840,403	(43,092)	(3,666,934)	(207,283)
		$(1,299,876)	(1,013,989)	(15,236,081)	(2,939,212)

Comprehensive income (loss) for the period attributable to:
Owners of the Company		$(1,821,910)	$(867,133)	$(11,962,424)	$(2,150,290)
Non-controlling interest		840,403	(43,092)	(3,666,934)	(207,283)
		$(981,507)	$(910,225)	$(15,629,358)	$(2,357,573)

Weighted average number of common shares outstanding		193,868,256	128,304,648	184,120,483	128,294,487

Basic and diluted owners' loss per share		$(0.01)	$(0.01)	$(0.06)	$(0.02)

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

		Three months ended September 30,		Nine months ended September30,
	Note	2010	2009	2010	2009
Cash provided by (used for):

Operations:
Loss for the period		$(1,299,876)	$(1,013,989)	$(15,236,081)	$(2,939,212)
Items not involving the use of cash
Depreciation and amortization		1,055	3,060	3,418	5,651
Share-based payments		2,386,193	372,147	4,406,526	910,579
Impairment of available-for-sale investment		-	-	-	45,112
Gain on derivative financial liability		-	(2,422)	-	(279,345)
Gain on sale of available-for-sale investment		-	-	(716,224)	-
Write-off (recovery) of finance fees	6	(2,600,000)	-	6,099,917	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		(35,536)	(111,311)	(204,341)	(189,094)
Accounts payable and accrued liabilities		123,315	(56,605)	(1,166,670)	(72,787)

		(1,424,849)	(809,120)	(6,813,455)	(2,519,096)
Investments:
Proceeds on sale of available-for-sale investment		-	-	881,085	-
Expenditures on property, plant and equipment		(27,432,667)	(21,642,399)	(74,159,922)	(53,104,916)
Buyout of royalty interest		(17,513,964)	-	(17,513,964)	-
Changes in non-cash working capital related to investing activities		(3,065,194)	2,807,181	(10,700,624)	(115,207)

		(48,011,825)	(18,835,218)	(101,493,425)	(53,220,123)
Financing:
Advances and loan from non-controlling interest	8(b),8(c)	40,000,000	20,000,000	40,000,000	20,000,000
Interest paid on loan from non-controlling interest	8(b)	(754,823)	11,860,000	(1,247,275)	21,860,000
Issuance of common shares, net of issue costs		2,917,118	65,400	115,273,741	65,400

		42,162,295	31,925,400	154,026,466	41,925,400
Increase (decrease) in cash and cash equivalents		(7,274,379)	12,281,062	45,719,586	(13,813,819)

Cash and cash equivalents, beginning of period		82,060,602	14,560,467	29,066,637	40,655,348

Cash and cash equivalents, end of period		$74,786,223	$26,841,529	$74,786,223	$26,841,529
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of shares		1,794,931	33,915	2,573,294	33,915
Amortization capitalized to property, plant and equipment		645,604	198,934	1,645,056	455,357
Share-based payments capitalized to property, plant and equipment	9(c)	390,308	42,450	703,042	88,881
Closure and reclamation increase in property, plant and equipment	7	1,500,000	-	4,530,000	-
Interest capitalized to property, plant and equipment	8(c)	850,420	470,726	2,528,945	955,728

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Unaudited

(Expressed in United States dollars, unless otherwise stated)

	Number of shares (note 9)	Share capital (note 9)	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Sub-total	Non-controlling interest	Total equity
January 1, 2009	128,289,322	$237,846,679	$7,608,331	$-	$(180,566,742)	$64,888,268	$-	$64,888,268
Share-based payments	-	-	584,863	-	-	584,863	-	584,863
Expiry and forfeiture of options	-	-	(1,890,712)	-	1,890,712	-	-	-
Unrealized loss on available-for-sale investment (net of tax)	-	-	-	(45,112)	-	(45,112)	-	(45,112)
Impairment loss on available- for-sale investment (net of tax)	-	-	-	45,112	-	45,112	-	45,112
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	477,875	-	477,875	-	477,875
Loss for the six months	-	-	-	-	(1,761,032)	(1,761,032)	(164,191)	(1,925,223)
June 30, 2009	128,289,322	237,846,679	6,302,482	477,875	(180,437,062)	64,189,974	(164,191)	64,025,783
Exercise of options	55,000	65,400	-	-	-	65,400	-	65,400
Transfer to share capital on exercise of options	-	33,915	(33,195)	-	-	-	-	-
Share-based payments	-	-	414,597	-	-	414,597	-	414,597
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	103,764	-	103,764	-	103,764
Loss for the three months	-	-	-	-	(970,897)	(970,897)	(43,092)	(1,013,989)
September 30, 2009	128,344,322	$237,945,994	$6,683,884	$581,639	$(181,407,959)	$63,802,838	$(207,283)	$63,595,555

January 1, 2010	140,461,822	$270,133,417	$6,797,177	$1,052,036	$(183,150,600)	$94,832,030	$(180,664)	$94,651,366
Exercise of options	682,500	1,205,120	-	-	-	1,205,120	-	1,205,120
Transfer to share capital on exercise of options	-	778,363	(778,363)	-	-	-	-	-
Share-based payments	-	-	2,333,067	-	-	2,333,067	-	2,333,067
Expiry and forfeiture of options	-	-	(74,788)	-	74,788	-	-	-
Private placement, net of issuance costs	52,000,000	111,151,503	-	-	-	111,151,503	-	111,151,503
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	40,564	-	40,564	-	40,564
Realized gain on sale of available-for-sale investment (net of tax)	-	-	-	(752,210)	-	(752,210)	-	(752,210)
Loss for the six months	-	-	-	-	(9,428,868)	(9,428,868)	(4,507,337)	(13,936,205)
June 30, 2010	193,144,322	383,268,403	8,277,093	340,390	(192,504,680)	199,381,206	(4,688,001)	194,693,205
Exercise of options	1,762,500	2,917,118	-	-	-	2,917,118	-	2,917,118
Transfer to share capital on exercise of options	-	1,794,931	(1,794,931)	-	-	-	-	-
Share-based payments	-	-	2,776,499	-	-	2,776,499	-	2,776,499
Unrealized gain on available-for-sale investment (net of tax)	-	-	-	318,369	-	318,369	-	318,369
Loss for the three months	-	-	-	-	(2,140,279)	(2,140,279)	840,403	(1,299,876)
September 30, 2010	194,906,822	$387,980,452	$9,258,661	$658,759	$(194,644,959)	$203,252,913	$(3,847,598)	$199,405,315

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

1. Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration and development business in Africa.

The Company's continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are dependent upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2. Significant accounting policies
(a) Basis of presentation

In November 2009 the British Columbia and Ontario Securities Commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with an adoption date of January 1, 2010 and a transition date of January 1, 2009.

The impact of the transition from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS is explained in note 12. IFRS 1 First-Time Adoption of IFRS has been applied.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values, and provision for closure and reclamation, which is recorded using discounted cash flows based on management's best estimate.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.  They do not include all of the information required for full annual financial statements.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented in preparing the opening balance sheet at January 1, 2009 (note 12) for purposes of transition to IFRS.

(b) Currency translation

The functional and reporting currency of the Company and its subsidiaries is the United States Dollar.  Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction.  Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction.  Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale investments which are recognized in other comprehensive income.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)

(c) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances are eliminated on consolidation.  For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest.

(d) Use of judgements and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of non-current assets and available-for-sale investment, determination of mineral reserves, pre-production stripping costs, valuation of share-based payments, recoverability of future income tax assets, provision for closure and reclamation and determination of carrying values of derivative financial liabilities, among others.  Actual results could differ from those estimates.

(e) Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less when acquired.
(f) Inventories
Materials and supplies inventories are measured at the lower of cost or net realizable value. Costs for supplies and materials inventories are calculated using weighted averages.
(g) Property, plant and equipment
(i) Exploration and evaluation

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation and classified as a component of property, plant and equipment.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Management reviews the carrying value of capitalized exploration costs at least annually.  In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review.  The review is based on a status report regarding the Company's intentions for development of the undeveloped property.  In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production.  Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to construction-in-progress within property, plant and equipment.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)
(i) Exploration and evaluation (continued)

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

(ii) Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to construction are capitalized as construction-in-progress and classified as a component of property plant and equipment.  Costs associated with the commissioning of new assets incurred in the period before they are operating in the way intended by management, are capitalized.  Development expenditure is net of the proceeds of the sale of ore extracted during the development phase.  Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as a component of property, plant and equipment.

(iii) Property, plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of major overhauls of parts of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a units of production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate.  All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(h) Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)
(h) Impairment of non-current assets (continued)

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(i) Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (NI 43-101).  Reserves are used in the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(j) Provision for closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate.  The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third party industry specialists and discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.  Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Changes in closure and reclamation estimates are accounted for as a change in the corresponding capitalized cost.

Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)
(k) Income taxes

The Company uses the balance sheet method of accounting for income taxes.  Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l) Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

(m) Financial instruments
(i) Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables are comprised of trade and other receivables.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)
(i) Financial assets (continued)

Available-for-sale financial assets (continued)

Management assesses the carrying value of AFS financial assets at least annually and any permanent impairment charges are recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii) Financial liabilities
The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities.

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of comprehensive loss over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company's functional currency.

(n) Share-based payments

The Company has a stock option plan that is described in note 9(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  Charges for options that expire or are forfeited before vesting are reversed.  For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

2. Significant accounting policies (continued)
(o) Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

(p) Certain prior period balances have been reclassified for presentation purposes.
(q) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations, are not yet effective and have not been applied in preparing these condensed consolidated interim financial statements.  None of these is expected to have a significant effect, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company's 2013 consolidated financial statements and is expected to impact the classification and measurement of financial assets.  The extent of the impact has not been determined.

3. Available-for-sale investment

At September 30, 2010 available-for-sale investment is comprised of 2,408,500 shares (December 31, 2009 - 8,432,500 shares) in PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716,224.

4. Accounts receivable and prepaids
	September 30, 2010	December 31, 2009

Advances for supplies inventories and other	$7,535,503	$1,602,164
Prepaid expenses	418,823	851,837
VAT receivable	592,973	503,036
Other receivables	5,355,974	243,469

	$13,903,273	$3,200,506

5. Inventory
As of September 30, 2010, the Company's inventory consisted of materials and supplies.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

6. Property, plant and equipment
	September 30, 2010	December 31, 2009

Exploration and evaluation	$1,792,580	$838,371
Construction-in-progress, Bisha mine	205,015,905	145,231,986
Purchased royalty interest	17,513,964	-
Plant and equipment at cost less accumulated amortization of $3,065,582 (2009 - $1,182,511)	20,530,157	8,049,712
	$244,852,606	$154,120,069

The Company's properties are located in western Eritrea, a country located in the northeast part of Africa.  The properties consist of a 71 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years.  Included in construction-in-progress are expenditures of $27,937,849 related to historical Bisha exploration and evaluation costs incurred prior to the decision to develop the property.  The Eritrean state participation in the Bisha project is described below in note 8.

Development of the Bisha mine commenced in early 2008 and commissioning commenced in Q4 2010.  Until August 2010, Nevsun's interest in the Bisha mine was subject to a 1.5% net smelter return royalty in favour of an arms-length third party.  In August 2010, the Company paid $17,513,964 to buy out the royalty, which was subsequently capitalized to property, plant and equipment.

During Q1 2010 the Company wrote-off $8,699,917 of costs that at December 2009 were treated as deferred finance costs and included in property, plant and equipment.  An additional $2,483,052 of finance costs incurred during the first three quarters of 2010, all related to debt facilities that expired unutilized during 2010 were also written off.  $2,600,000 of those costs were recovered in Q3 2010 and included in other receivables.

7. Provision for closure and reclamation
	September 30, 2010	December 31, 2009
Balance, beginning of period	$410,000	$-
Additional liability	4,530,000	410,000
Balance, end of period	$4,940,000	$410,000

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

7. Provision for closure and reclamation (continued)

The Company's provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company's provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a 3rd party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 8.26% and an inflation factor of 3.0% in preparing the Company's provision for closure and reclamation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at September 30, 2010, the undiscounted liability for provision for closure and reclamation is estimated to be approximately $12,300,000.  The cash expenditures are expected to occur over a period of time extending several years after the mine's projected closure.

8. Amounts related to non-controlling interest
September 30,					December 31,
	Note		2010		2009
Deferred credit	8(a)		$25,000,000		$25,000,000
Loan	8(b)		20,000,000		20,000,000
Advances by non-controlling interest	8(c)		78,189,944		36,804,805
		$		$

(a)

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State's participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The purchase price to be paid by the State will be determined by an independent valuator within 90 days of first gold shipment from the mine and shall be based on the net present value of 30% of the project, using feasibility study reserves.

The determination of net present value will be based on the feasibility study financial model updated for metals prices, capex and a discount rate appropriate for the mine as at first gold shipment.  Accordingly, it is still premature to accurately estimate the value of the purchase price.  Once the purchase price has been determined by the independent valuator, the amount owing by ENAMCO (the purchase price adjustment or PPA) will be the purchase price less $45,000,000, being the total of a $25,000,000 provisional payment received in Q1 2008, which is recorded as deferred credit, and a $20,000,000 loan (see note 8(b)).

The Company and ENAMCO have agreed that the mechanism for payment of the PPA will take place over time, whereby significant cash distributions from the Bisha project that would otherwise be made to ENAMCO will be directed to Nevsun until the purchase price has been fully paid.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

8. Amounts related to non-controlling interest (continued)

(b)

In August 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The principal of the loan will be applied against any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.  As of September 30, 2010 there was accrued interest on the loan of $347,724 (December 31, 2009 - $451,174) that was capitalized to construction-in-progress and recorded in accrued liabilities.

(c)

As of September 30, 2010 ENAMCO had advanced $74,995,000 (December 31, 2009 - $34,995,000) to the Bisha project, including $40,000,000 in Q3 2010 (Q3 2009 –$11,860,000).  Such amounts are recorded as advances by non-controlling interest.  In Q3 2010 ENAMCO had earned $1,385,138 (Q3 2009 - $1,351,683) in interest on those advances, which was capitalized to construction-in-progress.  The advances incur interest at 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $3,194,944, all of which has been capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment

9. Share capital
(a) During February 2010 the Company increased its authorized share capital from 250,000,000 common shares to an unlimited number of common shares without par value.
(b) Private placements
During February 2010 the Company issued 52,000,000 common shares at Cdn $2.25 per share in a non-brokered private placement for net proceeds of $111,151,503.
(c) Stock options

The Company's shareholders approved amendments to the stock option plan in May 2010.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods of 6 and 12 months.  The most recently issued option costs were calculated using the following weighted average assumptions: expected life of option 2 years (2009 – 5 years), stock price volatility 72% (2009 – 58%), no dividend yield, and a risk-free interest rate yield of 1% (2009 – 2%). The fair value is particularly impacted by the Company's stock price volatility.

The quarter ended September 30, 2010 included $2,776,501 (2009 - $414,595) in share-based payment costs, $2,386,193 (2009 - $372,147) of which were presented in operating costs and expenses, with the remaining $390,308 (2009 – $42,448) capitalized to construction-in-progress.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

9. Share capital (continued)

Outstanding, December 31, 2009	7,895,000	$1.83
Granted	5,905,000	3.14
Expired	(65,000)	2.21
Exercised	(682,500)	1.83
Outstanding, June 30, 2010	13,052,500	$2.42
Granted	300,000	4.16
Expired	(10,000)	3.07
Exercised	(1,762,500)	1.72
Outstanding, September 30, 2010	11,580,000	$2.57

Type	Number of options	Range of exercise price (Cdn)	Average remaining life in years
Vested (exercisable)	1,710,000	$1.35	2.9 years
Vested (exercisable)	1,950,000	$1.70 to $1.72	3.5 years
Vested (exercisable)	845,000	$2.00	2.1 years
Vested (exercisable)	855,000	$3.07	1.1 years
Un-vested	5,920,000	$3.14 to $3.15	4.6 years
Un-vested	300,000	$4.16	4.9 years
Total			3.7 years

 The weighted average price of options exercisable at the end of the period was Cdn $1.86 (2009 - $1.92).  The majority of options vest over a service period of one year, however, 3,720,000 of the options include vesting criteria that are specific to construction performance of Bisha and vest only if the Bisha project is successfully producing gold within a specified time and capital cost.

(d) Shares reserved for issuance (fully diluted):

Number of shares
Issued and outstanding at September 30, 2010	194,906,822
Reserved for options (note 9(c))	11,580,000
Shares reserved for issuance (fully diluted) at September 30, 2010	206,486,822

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

10. Commitments (continued)
As of September 30, 2010 the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	$13,800,000	$13,800,000	$ -	$-	$-
Advances from non-controlling interest(1)	78,189,944	78,189,944	-	-	-
Loans from non-controlling interest	3,681,057	3,681,057	-	-	-
Provision for closure and reclamation	4,940,000	-	-	-	4,940,000
Total Contractual Obligations	$100,611,001	$95,671,001	$ -	$-	$4,940,000

(1)Advances from non-controlling interest have no specified repayment terms, however based on recent commodity prices management expect it will be repaid within the first year of operations.

The Company has arranged an annually renewable environmental bond for the Bisha project for $2,000,000 at a cost of 1% per annum.

11. Segmented information
The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.

12. Transition to IFRS (continued)

An explanation of how the transition from previous GAAP to IFRS has affected the Company's financial position and comprehensive loss is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the period ended September 30, 2010, the comparative information presented in these financial statements for the period ended September 30, 2009 and in the preparation of an opening IFRS Balance Sheet at January 1, 2009 (the Company's date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date.  IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle.  One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously prepared financial statements in full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries' inclusion in the consolidated transition balance sheet.  Nevsun's Eritrean subsidiaries have previously prepared audited financial statements in full compliance with IFRS and, therefore, are excluded from applying the optional elections set out in IFRS 1 at Nevsun's transition date.  However, on a consolidated basis Nevsun is not precluded from adopting accounting policies which differ from those previously applied by a subsidiary in its stand alone financial statements.  Any accounting policy differences are required to be aligned on consolidation.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

12. Transition to IFRS (continued)

The Company has elected under IFRS 1 to not apply IFRS 2 to all options that vested before the date of transition.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  While adoption of IFRS did not change Nevsun's actual cash flows, it resulted in changes to Nevsun's Balance Sheet, Statement of Comprehensive Loss and Statement of Changes in Equity as set out below:

(a) Warrants:

Under Canadian GAAP the Company classified warrants it issued in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company's functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities.  Such warrants are required to be measured and recognized at fair value with changes subsequent to initial recognition charged to profit or loss.  The Company has determined fair value using the Black-Scholes option pricing model.

Impact on Consolidated Balance Sheets
	December 31,	September 30,	January 1,
	2009	2009	2009
Derivative financial liability	$-	$3,433	$282,778
Share capital	(2,574,793)	(2,574,793)	(2,574,793)
Adjustment to deficit	$(2,574,793)	$(2,571,360)	$(2,292,015)

Impact on Consolidated Statements of Comprehensive Loss

	December 31,	September 30,
	2009	2009
Gain on derivative financial liability	$282,778	$2,422
Adjustment to comprehensive loss	$282,778	$2,422

(b) Non-controlling interest:

Under Canadian GAAP, when the non-controlling interest is not obligated to fund its share of losses, the Company does not attribute losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company is required prospectively from the transition date to allocate comprehensive losses to non-controlling interest based on their effective interest, even if this results in a deficit in the non-controlling interest balance.  The impact of the change was to decrease deficit and increase non-controlling interest by $180,664 at December 31, 2009 (September 30, 2009 - $207,283; January 1, 2009 - $nil).

(c) Exploration and evaluation:

On transition to IFRS the Company elected to change its accounting policy for the treatment of exploration and evaluation expenditures to a policy of capitalizing all exploration and evaluation expenditures once a license to explore an area has been secured, so as to align itself with the policy of its Eritrean subsidiary.  Previously, the Company's Canadian GAAP policy was to expense exploration and evaluation expenditures as incurred.

Impact on Consolidated Balance Sheets

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

12. Transition to IFRS (continued)

	December 31,	September 30,	January 1,
	2009	2009	2009
Property, plant and equipment	$28,193,720	$27,623,945	$27,623,945
Adjustment to deficit	$28,193,720	$27,623,945	$27,623,945

Impact on Consolidated Statements of Comprehensive Loss

	December 31, 2009	September 30, 2009
Exploration and evaluation expenses	$(569,775)	$-
Adjustment to comprehensive loss	$(569,775)	$-

(d) Share-based payments:

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit.  Previously, the Company's Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets

	December 31, 2009	September 30, 2009	January 1, 2009
Share-based payments reserve	$(6,766,495)	$(6,766,495)	$(4,875,783)
Adjustment to deficit	$(6,766,495)	$(6,766,495)	$(4,875,783)

(e) Reconciliation to previously reported financial statements:

A reconciliation of the above noted changes is included in these following Balance Sheets and Statements of Comprehensive Loss for the dates noted below.  The effects of transition from GAAP to IFRS on the cash flow are immaterial.  Therefore, a reconciliation of cash flows has not been presented.

Transitional Consolidated Balance Sheet Reconciliation – January 1, 2009
Consolidated Interim Balance Sheet Reconciliation – September 30, 2009
Consolidated Interim Statement of Comprehensive Loss Reconciliation – Three months ended September 30, 2009
Consolidated Interim Statement of Comprehensive Loss Reconciliation – Nine months ended September 30, 2009
Consolidated Balance Sheet Reconciliation – December 31, 2009
Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2009

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The January 1, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		January 1, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$40,655,348	$-	$40,655,348
Available-for-sale investment		290,969	-	290,969
Accounts receivable and prepaids		1,841,612	-	1,841,612
Inventory		207,290	-	207,290
		42,995,219	-	42,995,219

Property, plant and equipment	12(c)	43,394,916	27,623,945	71,018,861

		$86,390,135	$27,623,945	$114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,312,079	$-	$10,312,079
		10,312,079	-	10,312,079

Non-current liabilities:
Derivative financial liability	12(a)	-	282,778	282,778
Amounts related to non-controlling interest		38,530,955	-	38,530,955
		38,530,955	282,778	38,813,733

Equity:
Share capital	12(a)	240,421,472	(2,574,793)	237,846,679
Share-based payments reserve	12(d)	12,484,114	(4,875,783)	7,608,331
Deficit	12(a)-(d)	(215,358,485)	34,791,743	(180,566,742)
		37,547,101	27,341,167	64,888,268
		$86,390,135	$27,623,945	$114,014,080

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The September 30, 2009 Canadian GAAP consolidated interim balance sheet has been reconciled to IFRS as follows:
		September 30, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$26,841,529	$-	$26,841,529
Available-for-sale investment		827,496	-	827,496
Accounts receivable and prepaids		1,413,847	-	1,413,847
Inventory		1,210,880	-	1,210,880
		30,293,752	-	30,293,752

Property, plant and equipment	12(c)	97,602,363	27,623,945	125,226,308

		$127,896,115	$27,623,945	$155,520,060

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,574,389	$-	$10,574,389
		10,574,389	-	10,574,389

Non-current liabilities:
Derivative financial liability		-	3,433	3,433
Amounts related to non-controlling interest		81,346,683	-	81,346,683
		81,346,683	3,433	81,350,116

Equity:
Share capital	12(a)	240,520,787	(2,574,793)	237,945,994
Share-based payments reserve	12(d)	13,449,659	(6,766,495)	6,683,164
Accumulated other comprehensive income		581,639	-	581,639
Deficit	12(a)-(d)	(218,577,042)	37,169,083	(181,407,959)
Equity attributable to owners of the Company		35,975,043	27,827,795	63,802,838

Non-controlling interest	12(b)	-	(207,283)	(207,283)
		35,975,043	27,620,513	63,595,555
		$127,896,115	$27,623,945	$155,520,060

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The Canadian GAAP statement of consolidated interim comprehensive loss for the three month period ended September 30, 2009 has been reconciled to IFRS as follows:
		Three months ended September 30, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Expenses:
Depreciation		$1,396	$-	$1,396
Foreign exchange loss		101,943	-	101,943
Loss on disposal of fixed asset		1,664	-	1,664
Office and administration		373,259	-	373,259
Share-based payments		372,147	-	372,147
Wages and salaries		289,593	-	289,593

Loss from operations		(1,140,002)	-	(1,140,002)
Finance costs:
Gain on derivative financial liability	12(a)	-	2,422	2,422
Interest expense		(59,405)	-	(59,405)
Royalty income		182,996	-	182,996
Other expense		-	-	-
Loss for the period		(1,016,411)	2,422	(1,013,989)

Other comprehensive income		103,764	-	103,764

Comprehensive loss		$(912,647)	$2,422	$(910,225)

Loss for the period attributable to:
Owners of the company		$(1,016,411)	$45,514	$(970,897)
Non-controlling interest	12(b)	-	(43,092)	(43,092)
		$(1,016,411)	$2,422	$(1,013,989)

Comprehensive loss attributable to:
Owners of the company		$(912,647)	$45,514	$(867,133)
Non-controlling interest	12(b)	-	(43,092)	(43,092)
		$912,647	$2,422	$(910,225)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The Canadian GAAP statement of consolidated interim comprehensive loss for the nine month period ended September 30, 2009 has been reconciled to IFRS as follows:
		Nine months ended September 30, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Expenses:
Depreciation		$3,987	$-	$3,987
Foreign exchange loss		515,392	-	515,392
Loss on disposal of fixed asset		1,664	-	1,664
Office and administration		999,841	-	999,841
Share-based payments		910,579	-	910,579
Wages and salaries		927,077	-	927,077

Loss from operations		(3,358,540)	-	(3,358,540)
Finance costs:
Gain on derivative financial liability	12(a)	-	279,345	279,345
Interest expense		(36,042)	-	(36,042)
Royalty income		221,137	-	221,137
Other expense		(45,112)	-	(45,112)
Loss for the period		(3,218,557)	279,345	(2,939,212)

Other comprehensive income		581,639	-	581,639

Comprehensive loss		$(2,636,918)	$279,345	$(2,357,573)

Loss for the period attributable to:
Owners of the company		$(3,218,557)	$486,628	$(2,731,929)
Non-controlling interest	12(b)	-	(207,283)	(207,283)
		$(3,218,557)	$279,345	$(2,939,212)

Comprehensive loss attributable to:
Owners of the company		$(2,636,918)	$486,628	$(2,150,290)
Non-controlling interest	12(b)	-	(207,283)	(207,283)
		$(2,636,918)	$279,345	$(2,357,573)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The December 31, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:
		December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$29,066,637	$-	$29,066,637
Available-for-sale investment		1,283,730	-	1,283,730
Accounts receivable and prepaids		3,200,506	-	3,200,506
Inventory		2,275,711	-	2,275,711
		35,826,584	-	35,826,584

Property, plant and equipment	12(c)	125,926,349	28,193,720	154,120,069

		$161,752,933	$28,193,720	$189,946,653

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,080,482	$-	$13,080,482
		13,080,482	-	13,080,482

Non-current liabilities:
Provision for closure and reclamation		410,000	-	410,000
Amounts related to non-controlling interest		81,804,805	-	81,804,805
		82,214,805	-	82,214,805

Equity:
Share capital	12(a)	272,708,210	(2,574,793)	270,133,417
Share-based payments reserve	12(d)	13,563,672	(6,766,495)	6,797,177
Accumulated other comprehensive income		1,052,036	-	1,052,036
Deficit	12(a)-(d)	(220,866,272)	37,715,672	(183,150,600)
Equity attributable to owners of the Company		66,457,646	28,374,384	94,832,030

Non-controlling interest	12(b)	-	(180,664)	(180,664)
		66,457,646	28,193,720	94,651,366
		$161,752,933	$28,193,720	$189,946,653

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and nine months ended September 30, 2010

The Canadian GAAP statement of comprehensive loss for the year ended December 31, 2009 has been reconciled to IFRS as follows:
		Year ended December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Expenses:
Depreciation		$5,772	$-	$5,772
Exploration and evaluation	12(c)	569,775	(569,775)	-
Foreign exchange loss		444,393	-	444,393
Office and administration		1,327,482	-	1,327,482
Share-based payments		1,696,343	-	1,696,343
Wages and salaries		1,862,852	-	1,862,852

Loss from operations		(5,906,617)	569,775	(5,336,842)
Finance costs:
Gain on derivative financial liability	12(a)	-	282,778	282,778
Interest income		30,424	-	30,424
Royalty income		369,270	-	369,270
Other expenses		(864)	-	(864)
Loss for the period		(5,507,787)	852,553	(4,655,234)

Other comprehensive income		1,052,036	-	1,052,036

Comprehensive loss		$(4,455,751)	$852,553	$(3,603,198)

Loss for the period attributable to:
Owners of the company		$(5,507,787)	$1,033,217	$(4,474,570)
Non-controlling interest	12(b)	-	(180,664)	(180,664)
		$(5,507,787)	$852,553	$(4,655,234)

Comprehensive loss attributable to:
Owners of the company		$(4,455,751)	$1,033,217	$(3,422,534)
Non-controlling interest	12(b)	-	(180,664)	(180,664)
		$(4,455,751)	$852,553	$(3,603,198)